UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-36073

ENZYMOTEC LTD.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Disposition of Litigation and Entry into Patent Cross-Licensing Agreement

On April 3, 2017, Enzymotec Ltd. (NASDAQ: ENZY) (“Enzymotec”) and Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ: NEPT and TSX: NEPT) jointly announced their entry into a broad patent cross-licensing agreement that ends all outstanding litigation between the two companies.  A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The information in Exhibit 99.1 to this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: April 3, 2017	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated April 3, 2017 announcing Enzymotec’s settlement of patent litigation, and entry into a patent cross-licensing agreement, with Neptune